Suite 400 - 570 Granville Street Vancouver, BC V6C 3P1 Canada Telephone: (604) 689-1022 Facsimile: (604) 681-4760 www.macdonaldtuskey.com	CORPORATE AND SECURITIES LAWYERS
Reply Attention of William L. Macdonald Direct Tel. 604.648-1670 EMail Address wmacdonald@wlmlaw.ca Our File No. 12072-001

May 31, 2013

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Mara L. Ransom Assistant Director

Dear Sirs:

Re:	Interactive Multi-Media Auction Corporation (the “Company”) Amendment No. 1 to Registration Statement on Form S-1 Filed April 16, 2013 File No. 333-185909

We are the solicitors for the Company.  We refer to your letter of May 3, 2013 addressed to the Company with your comments on the Company's Amendment No. 1 to Registration Statement on Form S-1, filed April 16, 2013.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.	Comment:
We note your response to comment 5 in our letter dated February 1, 2013, indicating that you do not believe you should be classified as a “shell company.” Particularly, we note the statements indicating that you “have a specific business in which [you] intend to engage”, “[r]epresentatives visited India and met with a number of manufacturers. . . . although no specific agreements were contracted” and “[w]ebsite development is underway”. Without further information, these actions do not necessarily support the conclusion that your company cannot be classified as a shell company and may, in fact, suggest that your company has no or only nominal operations. If you have additional information that you believe disqualifies your company from being a shell company, including further relevant details regarding the visit to India, your discussions with the gallery in Mexico or your discussions with third-party streaming service providers, please share it with us. Otherwise, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:                      The prospectus has been revised as requested to disclose that the Company is  a shell company and to include the appropriate risk factors.

2.	Comment:
We note your response to comment 6 in our letter dated February 1, 2013. We believe that because your company is a shell company, any selling shareholders reselling their shares in a registered offering are considered underwriters. Please refer to SEC Release 33-8869 (2007). As previously requested, please revise your prospectus as follows:

☐
Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the company is not eligible to make an at-the-market offering under Rule 415(a)(4) of Regulation C because it is not eligible to make an offering under Rule 415(a)(1)(x) of Regulation C.

☐
Please revise your disclosure to identify your selling shareholders as underwriters. Please identify your selling shareholders as underwriters on the prospectus cover page, in the Selling Stockholders and Plan of Distribution sections, and elsewhere, as appropriate.

Response:                      The prospectus has been revised as requested to indicate the fixed offering price of the securities being registered and the underwriter status of the sellers.

3.	Comment:
We note your response to comment 7 in our letter dated February 1, 2013, indicating that the registration statement has been revised to reflect the start-up nature of your business. However, we note your statements indicating that you “will continue to drive a portion of revenues,” you “regularly do business with third party vendors, customers, suppliers and other third parties” and “currently depend on third parties for procuring products”, even though you have no revenues or contracts with third party vendors as of the date of the registration statement. Please revise to ensure that the description of your business appropriately reflects the current status of your operations.

Response:                      The prospectus has been revised as requested to reflect the current status of the Company’s operations.

Risk Factors, page 8

Our independent auditors have expressed substantial doubt…page 8

4.	Comment:
We note your response to comment 16 in our letter dated February 1, 2013. However, we do not note in your registration statement an estimate as to how long your company can continue as a going concern without obtaining additional working capital. Please revise your disclosure to include this information. Also discuss this estimate in your “Management’s Discussion and Analysis” section.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Response:                      The prospectus has been revised as requested.

Determination of Offering Price, page 16

5.	Comment:	We note that the first and third sentences of this section conflict. Please revise for consistency and accuracy.

Response:                      The prospectus has been revised as requested.

Management’s Discussion and Analysis of Financial Position, page 56

Results of Operations, page 58

6.	Comment:
We note your disclosures indicating that “[d]uring the three- months ended January 31, 2013 we had marketing expenses of $nil, as compared to $nil for the period ended October 31, 2012”. Please revise this sentence to include the amount of expenses incurred.

Response:                      The disclosure has been corrected as requested.

7.	Comment:
We note your response to comment 31 in our letter dated February 1, 2013. As previously requested, please provide further detail regarding the nature of the “general, administrative, and corporate expenses” and “operating expenses”. Please discuss, for example, the nature of the “general, administrative, and corporate expenses” that total $200,000 and the nature of the “operating expenses” that total $50,000.

Response:                      The disclosure has been revised as requested.

Certain Relationships and Related Transactions, page 68

8.	Comment:
We note your response to comment 33 in our letter dated February 1, 2013. Pursuant to Item 404(d) of Regulation S-K, please disclose the issuance of stock to Morpheus Financial Corporation and the loan facility between you and Morpheus Financial Corporation. Please refer to Instruction 1(b)(i) to Item 404(a) of Regulation S-K.

Response:                      The disclosure has been revised as requested.

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.

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Financial Statements

Report of the Independent Registered Public Accounting Firm, page 38

9.	Comment:	Please explain to us why the date of your audit report changed from January 4, 2013, as was noted in your Form S-1 filed on January 7, 2013, to December 20, 2012, as is noted in the current filing.

Response:	The revised date indicated in the current filing was an error. The original date has been restored in the second amendment filed concurrently with this response.

Exhibits

10.           Comment:                      Please include Exhibit 99.1 in the exhibit index of your registration statement.

Response:                      Exhibit 99.1 has been included in the exhibit index.

Exhibit 5.1

11.	Comment:
We note your response to comment 37 in our letter dated February 1, 2013. The purpose and meaning of the parenthetical in the assumption in Section 2.5 remains unclear. Please revise Section 2.5 to state clearly that you are assuming the power, authority and legal right of all parties, other than the Company, to enter into, execute, deliver and perform their respective obligations under the Transaction Documents.

Response:                      The legal opinion has been revised accordingly.

Yours truly,

W.L. MACDONALD LAW CORPORATION

Per: /s/William L. Macdonald

WLM/sk	William L. Macdonald

Macdonald Tuskey is an association of law corporations with lawyers called in the Provinces of British Columbia and Alberta and the State of New York.